DYNAMOTIVE ENERGY SYSTEMS CORPORATION

Unaudited Interim Consolidated Financial Statements

For the three months ended March 31, 2009

(In U.S. Dollars)

NOTICE TO READER

The financial statements of Dynamotive Energy Systems Corporation and the accompanying interim consolidated balance sheet as at March 31, 2009 and the interim consolidated statements of loss, changes in shareholders’ equity and cash flows for the three months period then ended are the responsibility of the Company’s management. These consolidated financial statements have not been reviewed on behalf of the shareholders by the independent external auditors of the Company.

The interim consolidated financial statements have been prepared by management and include the selection of appropriate accounting principles, judgments and estimates necessary to prepare these financial statements in accordance with Canadian generally accepted accounting principles.

                                                                                                          Contents

Consolidated Financial Statements

Consolidated Balance Sheets                                                                                                         2
Consolidated Statements of Loss and Comprehensive Loss                                                              3
Consolidated Statements of Changes in Shareholders’ Equity                                                           4
Consolidated Statements of Cash Flows                                                                                          5
Notes to Consolidated Financial Statements                                                                                 6 - 14

Dynamotive Energy Systems Corporation

Unaudited Consolidated Balance Sheets

(expressed in U.S. dollars)

	March 31,	December 31,
	2009	2008
	(Unaudited)	(Audited)
	$	$

ASSETS
Current
Cash and cash equivalents	16,797	39,927
Receivables	65,687	20,339
Government grants receivable	39,676	336,265
Prepaid expenses and deposits	275,851	321,587
Total current assets	398,011	718,118
Property, plant and equipment	31,851,755	32,769,583
Patents	181,802	193,171
Long-term investments [note 4]	224,569	231,098
Long-term deferred assets [note 5]	591,226	608,413
TOTAL ASSETS	33,247,363	34,520,383

LIABILITIES and SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities [note 6]	9,778,756	9,866,822
Short-term and related party debt	1,948,556	1,257,289
Current portion of long-term debt [note 5]	35,900	35,900
Total current liabilities	11,763,212	11,160,011
Long-term debt [note 5]	254,292	263,267
Asset retirement obligation liability [note 7]	230,138	229,312
Deferred revenue [note 8]	685,565	705,495
Total liabilities	12,933,207	12,358,085

Shareholders’ Equity
Share capital [note 9(b)]	113,168,952	112,883,411
Shares to be issued [note 9(c)]	1,776,809	1,837,398
Contributed surplus	24,959,874	24,729,955
Accumulated other comprehensive loss	(2,223,832)	(1,612,018)
Deficit	(117,367,647)	(115,676,448)
Total shareholders’ equity	20,314,156	22,162,298
TOTAL LIABILITIES and SHAREHOLDERS’ EQUITY	33,247,363	34,520,383

The accompanying notes are an integral part of these financial statements

Approved by:

“R. Andrew Kingston”

  President & CEO

 “Richard C. H. Lin”      Chairman

Dynamotive Energy Systems Corporation

Unaudited Consolidated Statements Of Loss

and Comprehensive Loss

(expressed in U.S. dollars)

	Three Months Ended
	March 31,
	2009	2008
	$	$
REVENUES
License revenue	—	500,000
Total revenues	—	500,000

EXPENSES
Marketing and business development	82,392	319,252
Research and development	202,983	230,922
General and administrative expenses	1,188,423	2,452,647
Depreciation and amortization	23,552	37,165
Interest expense	51,282	17,738
Foreign exchange loss	142,636	14,435
	1,691,268	3,072,159
Loss from operations	(1,691,268)	(2,572,159)

Interest and other income	69	1,357
Gain on reduction in bonus and vacation accrual	—	1,137,983
Net loss for the period	(1,691,199)	(1,432,819)

Other comprehensive loss
Foreign currency translation adjustment	(611,814)	(1,969,896)
Comprehensive loss	(2,303,013)	(3,402,715)

Weighted average number of common shares outstanding	221,893,163	208,008,571

Basic and diluted loss per common share	0.01	0.01

                               The accompanying notes are an integral part of these financial statements.

Dynamotive Energy Systems Corporation

Unaudited Consolidated Statement Of Changes

In Shareholders’ Equity

(expressed in U.S. dollars)

				Accumulated
		Shares		Other
	Share	To be	Contributed	Comprehensive
	Capital	Issued	Surplus	Income (loss)	Deficit	Total
	$	$	$	$	$	$
Balance, January 1, 2008	109,133,395	1,265,070	22,663,941	5,422,751	(87,320,183)	51,164,974
Issued for cash and proceeds received in prior year
Pursuant to private placement, net of issuance costs	3,273,027	—	—	—	—	3,273,027
Pursuant to exercise of stock options	126,780	—	—	—	—	126,780
Pursuant to exercise of warrants	127,340	—	—	—	—	127,340
Issued for services	222,869	—	—	—	—	222,869
Net change in shares to be issued	—	572,328	—	—	—	572,328
Warrant allocation for private placement	—	—	413,173	—	—	413,173
Stock-based compensation expense	—	—	1,652,841	—	—	1,652,841
Net loss	—	—	—	—	(28,356,265)	(28,356,265)
Foreign currency translation adjustment	—	—	—	(7,034,769)	—	(7,034,769)
Balance, December 31, 2008	112,883,411	1,837,398	24,729,955	(1,612,018)	(115,676,448)	22,162,298

Issued for services	285,541	—	—	—	—	285,541
Net change in shares to be issued	—	(60,589)	—	—	—	(60,589)
Stock-based compensation expense	—	—	229,919	—	—	229,919
Net loss	—	—	—	—	(1,691,199)	(1,691,199)
Foreign currency translation adjustment	—	—	—	(611,814)	—	(611,814)
Balance, March 31, 2009	113,168,952	1,776,809	24,959,874	(2,223,832)	(117,367,647)	20,314,156

          The accompanying notes are an integral part of these financial statements.

Dynamotive Energy Systems Corporation

Unaudited Consolidated Statements Of Cashflow

(expressed in U.S. dollars)

	Three Months Ended
	March 31,
	2009	2008
	$	$

OPERATING ACTIVITIES
Loss for the period	(1,691,199)	(1,432,819)
Add items not involving cash:
Amortization and depreciation	23,552	37,165
Recognition of deferred revenue	—	(500,000)
Accretion on ARO liability	7,391	9,162
Stock based compensation	337,688	672,013
Foreign exchange loss	142,636	14,435
Net change in non-cash working capital balances related to operations [note 11]	104,992	517,313
Cash used in operating activities	(1,074,940)	(682,731)

FINANCING ACTIVITIES
Repayment of loan	(8,975)	(8,975)
Increase in short- term and related party debt	1,072,938	162,247
Repayment in short-term and related party debt	(376,831)	—
Decrease in government grant receivable	290,548	—
Share capital issued	—	939,250
Cash provided by financing activities	977,680	1,092,522

INVESTING ACTIVITIES
Increase in long term loan receivable	—	(173,334)
Purchase of capital assets	—	(2,076,123)
Cash used in investing activities	—	(2,249,457)

Decrease in cash and cash equivalents from continuing operations	(97,260)	(1,839,666)
Effects of foreign exchange rate changes on cash	74,130	59,491
Decrease in cash and cash equivalents during the period	(23,130)	(1,780,175)
Cash and cash equivalents, beginning of period	39,927	1,796,822
Cash and cash equivalents, end of period	16,797	16,647

       The accompanying notes are an integral part of these financial statements.

Dynamotive Energy Systems Corporation

Notes to Consolidated Financial Statements (Unaudited)

Three Months Ended March 31, 2009 and 2008

(in U.S. dollars)

1. DESCRIPTION OF BUSINESS

In this Report, unless the context otherwise requires, the terms the "Company" and "Dynamotive" refer to Dynamotive Energy Systems Corporation and its subsidiaries. The Company is listed on the over-the-counter bulletin board (OTCBB) under the symbol: DYMTF.OB.  The executive office of the Company is Suite 140 – 13091 Vanier Place, Richmond, British Columbia, Canada V6V 2J1 (Telephone: 1-604-295-6800).

Dynamotive was incorporated on April 11, 1991 under the laws of the Province of British Columbia. The Company changed its name from Dynamotive Technologies Corporation on June 26, 2001. Dynamotive is focused on the development of innovative energy solutions on its patented fast pyrolysis system. The Company’s focus is to commercialize its patented BioOil production technology and establish this technology for production of BioOil clean fuels.

Dynamotive Energy Systems Corporation (the “Company” and or “Dynamotive”) is commercializing a  biomass-to-liquid fuel conversion using a process known as “Fast Pyrolysis” which uses biomass or biomass waste feedstocks to produce BioOil as a fuel and char. BioOil is a clean, renewable fuel which can replace natural gas, diesel and other fossil fuels in certain applications to produce power, mechanical energy and heat in industrial boilers, fuel gas turbines and fuel reciprocating engines. The Company aims to unleash significant amounts of energy production, in the form of BioOil fuels, based upon utilization of abundant biomass waste streams from agricultural and forest operations and other post-industrial biomass residues. The process of biomass to energy conversion is sustainable, renewable and greenhouse gas neutral, and competes with other renewable energy sources such as wind, hydro and solar. One significant advantage of biomass energy over other renewable forms of energy, is that biomass is capable of delivering energy on a 24/7 basis, whereas wind, hydro and solar energy sources are all subject to natural weather fluctuations.

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries Dynamotive Canada Inc., federally incorporated under the laws of Canada; Dynamotive USA Inc. incorporated under the laws of Delaware, U.S.A.; Dynamotive Latinoamericana S.A., incorporated under the laws of Buenos Aires, Argentina; First Resources Corporation, incorporated under the laws of British Columbia; Dynamotive Europe Limited, formally known as Dynamotive Technologies (UK) Ltd, incorporated in the United Kingdom; Dynamotive Biomass Resource Corporation (“DBRC”), incorporated under the laws of British Columbia and owns a 99.98% interest in the West Lorne BioOil Co-Generation LP, formed under the laws of Ontario, Canada.

All inter-company balances and transactions have been eliminated on consolidation.

These financial statements have been prepared on the going concern basis, which presumes the Company will be able to realize its assets and discharge its liabilities in the normal course of operations for the foreseeable future.

Dynamotive Energy Systems Corporation

Notes to Consolidated Financial Statements (Unaudited)

Three Months Ended March 31, 2009 and 2008

(in U.S. dollars)

2. UNAUDITED INTERIM FINANCIAL STATEMENTS

The unaudited balance sheet at March 31, 2009 and the unaudited interim statements of loss and deficit and cash flows for the three-month periods ended March 31, 2009 and 2008, in the opinion of management, have been prepared on the same basis as the audited consolidated financial statements of the Company for the year ended December 31, 2008. These interim financial statements include all adjustments necessary for the fair statement of results of the interim periods.  The data disclosed in the notes to the interim consolidated financial statements for this period are also unaudited. Results for the three months ended March 31, 2009 are not necessarily indicative of the results to be expected for the full year. These interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements for the year ended December 31, 2008, and the summary of significant accounting policies included therein.

The accounts of the Company and its consolidated subsidiaries are measured using the Canadian dollar as the functional currency. Monetary items denominated in foreign currencies are translated into Canadian dollars using exchange rates in effect at the balance sheet date and non-monetary items are translated using historical exchange rates. Exchange gains or losses arising on the translation or settlement of foreign currency denominated monetary items are included in the determination of net income.

The Company uses the U.S. dollar as the reporting currency for its consolidated financial statements. Assets and liabilities are translated into U.S. dollars using current exchange rates in effect at the balance sheet date and revenue and expense accounts are translated using the average exchange rate during the three months. Gains and losses resulting from this process are recorded in shareholders’ deficit as an adjustment to the cumulative translation adjustment account.

3. CHANGE IN ACCOUNTING POLICY

Effective January 1, 2009, the Company adopted the CICA Handbook Section 3064 “Goodwill and Intangible Assets”. This standard, which replaces Canadian GAAP section 3062, “Goodwill and Other Intangible Assets” and 3450, “Research and Development Costs” provides guidance relating to the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The adoption of this standard did not impact the Company’s financial statements.

Future Accounting Changes

Transition to International Financial Reporting Standards (“IFRS”)

In February 2008, the Canadian Accounting Standards Board confirmed that IFRS will replace Canadian GAAP for publicly accountable enterprises for interim and annual financial statements for fiscal years beginning on or after January 1, 2011. The standard also requires that comparative figures for 2010 be based on IFRS.  The Company is currently assessing the future impact of IFRS adoption on its financial statements and will continue to invest in training and additional resources to ensure a timely conversion.

4. LONG TERM INVESTMENTS

As at March 31, 2009, Dynamotive holds 3,874,139 (2008 – 3,874,139) common shares of Renewable Energy Corp (“ROC”) incorporated in Victoria, Australia, a subsidiary of Enecon Pyrolysis Pty Limited. It represents an 8.0% (2008 – 8.0%) interest in the entity.

5. LONG TERM DEFERRED ASSET

In April 2007, the Company entered into amended agreements with Erie Flooring and Wood Products (“Erie”) regarding the supply by Erie of wood chips to the West Lorne BioOil plant over the next 12 years at no charge and the provision of char from the BioOil plant to Erie at no charge.  In relation to these agreements, Dynamotive has paid for the purchase and installation of a char based boiler system and related char delivery infrastructure at Erie.  The asset will be amortized evenly over the remaining life of the wood supply contract commencing when the Company begins to amortize the West Lorne plant. In 2008 the Company conducted a review of realizable value from its property plant and equipment in West Lorne and Guelph and as a result has recorded an impairment provision of which $196,855 was allocated to the long term deferred asset.

To facilitate the purchase of the boiler system, the Company borrowed $359,000 from Erie.  This amount is being repaid to Erie in equal monthly payments plus 8% interest over a 10-year period.  The first payment was made in May 2007.  As at March 31, 2009, the Company owed Erie $290,192 (2008 - $326,092).

Long-term debt repayment schedule:

2009
$
2009 – 2010 (Current)	35,900
2010 – 2011	35,900
2011 – 2012	35,900
2012 – 2013	35,900
2013 – 2014	35,900
Thereafter	110,692
290,192

6. GUARANTEE PROVIDED BY DYNAMOTIVE

                                                                                                                                                                                   In 2001, Border Biofuels Limited (“BBL”) a company 75% owned by Dynamotive, entered into a credit facility with a UK bank (the “Bank”) for a maximum of $286,020 (£200,000). The credit facility is denominated in British Pounds Sterling and is guaranteed by the Company. During 2002 BBL became insolvent. If the Bank is unable to realize on its collateral with BBL, it has the right to seek settlement from the Company for payment. Although there is currently no indication that the Bank will pursue the Company, the Company in 2002 recognized the full amount of the guarantee as a current liability. BBL remains in liquidation at March 31, 2009 and there has been no change in status regarding the settlement of the credit facility.

Dynamotive Energy Systems Corporation

Notes to Consolidated Financial Statements (Unaudited)

Three Months Ended March 31, 2009 and 2008

(in U.S. dollars)

7. ASSET RETIREMENT OBLIGATION

The Company expects that at the end of the life of its production plants, there will be residual obligations to remediate the sites and remove equipment. Although the timing and amount of the future obligations are uncertain, the Company has estimated the present value of these future obligations arising from its activities to March 31, 2009 to be $230,138 (2008 - $246,331), being $115,069 (2008 - $123,166) for West Lorne and $115,069 (2008 - $123,166) for Guelph. The present value of the future obligations assumes a discount rate of 15%, an inflation rate of 2% and the commencement of reclamation activities in 15 years from January 1, 2007.  The total undiscounted amount of the future obligation is $2,000,000.  For the period ended March 31, 2009, the Company recorded $7,391 (2008 - $9,162) in accretion expense which was charged to the Consolidated statement of loss.

The Company is currently reviewing scenarios including the possibility of relocating one of its plants this year.  Although the likelihood of relocation cannot be determined at this time, the total undiscounted amount of future obligations associated with a relocation this year would be $745,760 and had been included in the asset retirement obligation at its discounted value.

8. DEFERRED REVENUE

In 2006, the Company received a total of $950,000 in non-refundable payments from three unrelated companies as licensing fees.  $500,000 from Rika Ltd. as payment for a Master License to develop project opportunities in the Ukraine and the Baltic republics using Dynamotive’s patented pyrolysis technology; $150,000 from Classic Power Inc. as an initial payment on a Plant License for Guelph, Ontario, Canada; $200,000 from Renewable Oil Corporation Pty Ltd. (“ROC”) for a Master License to develop project opportunities in Australia and $100,000 from ROC as a deposit on an initial Plant License.

In the first quarter of 2008, the Company recognized Rika Ltd. master license fee of $500,000 at the end of the agreement term. In the forth quarter of 2008 the Company decided to write-off against this revenue the related loan to entities controlled by Rika of $330,000 ($321,894 after foreign exchange effects). These amounts have been removed from the deferred revenue balance. In 2007, deferred revenue was net of the $330,000 loan to entities controlled by Rika Ltd.

In 2007, the Company received common shares of ROC with a fair value of $300,000 as compensation for engineering services performed.  The Company subsequently transferred common shares of ROC with a fair value of $150,000 to a sub-contractor as partial settlement for services provided to ROC by the sub-contractor on behalf of the Company. These amounts are included in deferred revenue.

Differences between the amounts described above and deferred revenue per the Balance Sheet result from the Company’s foreign exchange translation policy.

Dynamotive Energy Systems Corporation

Notes to Consolidated Financial Statements (Unaudited)

Three Months Ended March 31, 2009 and 2008

(in U.S. dollars)

9. SHARE CAPITAL

[a] Authorized share capital

The Company’s authorized capital consists of an unlimited number of common shares with no par value and unlimited Class A preferred shares with no par value each having attached special rights and restrictions. No preferred shares were issued and outstanding at March 31, 2009.

[b] Issued and outstanding share capital

	March 31, 2008	December 31, 2008
	$	$

Issued and outstanding
Common Shares 222,385,175 [December 31, 2008 –221,312,201]	113,168,952	112,883,411

Common Share Issuance Summary for the Period	$	Number of Shares

Share Capital, December 31, 2008	112,883,411	221,312,201
Share issued for services	285,541	1,072,974

Share Capital, March 31, 2009
Common shares without par value	113,168,952	222,385,175

[c]   Shares to be issued

At March 31, 2009, the Company has 2,899,785 common shares to be issued which are comprised of:

[i]

2,061,581 common shares which are to be issued to senior management, directors and non-employees for services rendered under compensation arrangements with a fair value of $1,076,279.

[ii]

838,204 common shares which are to be issued to directors and officers as bonuses for the previous years with a fair value of $700,530.

Dynamotive Energy Systems Corporation

Notes to Consolidated Financial Statements (Unaudited)

Three Months Ended March 31, 2009 and 2008

(in U.S. dollars)

9. SHARE CAPITAL (CONT’D)

 [d] Stock options

At March 31, 2009, the following stock options to Directors, employees and others were outstanding:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding at March 31, 2009	Weighted- Average Remaining Contractual Life	Weighted- Average Exercise Price	Number Outstanding at March 31, 2009	Weighted-Average Exercise Price

$0.20 - $0.23	4,161,718	4.19 years	$0.22	4,161,718	$0.22
$0.33 - $0.48	8,560,000	4.48 years	$0.46	9,102,500	$0.46
$0.50 - $0.58	5,780,000	3.04 years	$0.61	2,763,334	$0.57
$1.00 - $1.31	5,549,500	1.96 years	$1.21	4,414,500	$1.21
$1.50 - $1.60	730,000	0.43 years	$1.59	787,500	$1.59
	24,781,218			21,229,552

From time to time, the Company has provided incentives in the form of share purchase options to the Company’s directors, officers, employees and others. The Company has reserved 33,357,776 (15%) of common shares for issuance upon the exercise of stock options of which at March 31, 2009, 8,576,558 are available to be granted. The exercise price and the vesting terms of the options are determined by the Compensation Committee. The exercise price will generally be at least equal to the market price of the common shares at the date of the grant. Stock options granted are also subject to certain vesting provisions as determined by the Compensation Committee.

Stock option transactions for the respective periods and the number of stock options outstanding are summarized as follows:

	No. Common Shares Issuable	Weighted Average Exercise Price
Balance, December 31, 2008	25,841,218	0.66
Options granted	—	—
Options forfeited or expired	(1,060,000)	0.72
Options exercised	—	—
Balance, March 31, 2009	24,781,218	0.65

Dynamotive Energy Systems Corporation

Notes to Consolidated Financial Statements (Unaudited)

Three Months Ended March 31, 2009 and 2008

(in U.S. dollars)

9. SHARE CAPITAL (CONT’D)

In December 2008, the Compensation Committee approved a program regarding the treatment of the salary deferral and income reduction of the Company’s officers. Subsequent to the quarter end, 6,632,588 stock options be allotted and granted to such officers for salaries deferred and income reduction. Compensation expense for these options was accrued in 2008 in the amount of $499,654.

 [e] Common share purchase warrants

At March 31, 2009 the common share purchase warrants outstanding were as follows:

	No. of Common	Exercise
	Shares Issuable	Price	Expiration Date
Series S Warrants	7,458,489	$0.01 to $1.63	May 03, 2009 – December 31, 2011
Series U Warrants	171,577	$0.46 to $0.53	June 21, 2009
Series V Warrants	4,998,372	$0.20	October 3,2012 – January 18, 2013
Total	12,628,438

In 2008 the Company entered into subscription agreements under a private placement including warrants to be issued with an exercise price of $0.20. Due to existing agreements, this resulted in a re-pricing of the 4,998,372 Series V Warrants from an exercise price of $1.06 to an exercise price of $0.20. As the re-pricing resulted from an anti-dilution provision, no adjustment to the financial statements has been recorded.

Summary of warrants exercised and issued during the three month period ending March 31, 2009:

	Number of Common Shares Issuable
	at December 31, 2008	via Warrants Issued during the 3-month Period ending March 31, 2009	via Warrants exercised during the 3-month Period ending March 31, 2009	via Warrants cancelled during the 3-month Period ending March 31, 2009	at March 31, 2009	Exercise Price
Series S Warrants	8,289,610	—	—	(831,121)	7,458,489	$0.01 to $1.63
Series U Warrants	239,096	—	—	(67,519)	171,577	$0.46 to $0.53
Series V Warrants	4,998,372	—	—	—	4,998,372	$0.20
	13,527,078	—	—	(898,640)	12,628,438

Dynamotive Energy Systems Corporation

Notes to Consolidated Financial Statements (Unaudited)

Three Months Ended March 31, 2009 and 2008

(in U.S. dollars)

10. RELATED PARTY TRANSACTIONS

The transactions with related parties are recorded at amounts established and agreed between the related parties.  In addition to the transactions described in note 8, the Company had the following transactions with related parties during the quarter:

a.

Consulting fees and salaries of $306,158 for the quarter (2008 - $303,800) have been accrued and paid to Directors (or companies controlled by Directors) of the Company.  Included in the amount above, is $241 (2008 - $37,375) paid by stock based compensation.

b.

In December 2008, the Company entered into loan agreements with directors and officers. As of March 31, 2009, the short-term and related party debt outstanding balance was $1,948,556 (2008 - $nil). Of this amount, $570,000 was from an unrelated party. The loans are due on demand and bear interest at 8% p.a. annum. One of the major loan agreements to a director of the Company is secured by a General Security Agreement as a floating charge over the Company’s assets.

c.

The amounts due from/to related parties, which are non-interest bearing, unsecured and due on demand, are comprised of the following:

	2009	2008
	$	$
Receivable
Due from directors and officers	—	7,909

Payable
Due to directors and officers	1,938,113	1,026,416

                                                                                                                                                                                                                                                                                                                                                               Note: Of the total amount $1,938,113 (2008 - $1,026,416) due to directors and officers, $816,318 (2008 - $981,900)
                                                        was recorded in the shares to be issued account and  $1,121,795 (2008 - $44,516) was recorded as accrued payables.

11. SUPPLEMENTARY CASH FLOW INFORMATION

Components of changes in non-cash balances related to operations are:

	Three Months Ended
	March 31,
	2009	2008
Net change in non-cash working capital	$	$

Account receivable	(45,979)	3,466
Prepaid expenses and deposits	38,349	146,003
Accounts payable and accrued liabilities	112,622	367,844
	104,992	517,313

Dynamotive Energy Systems Corporation

Notes to Consolidated Financial Statements (Unaudited)

Three Months Ended March 31, 2009 and 2008

(in U.S. dollars)

12. SEGMENTED FINANCIAL INFORMATION

In 2009 and 2008, the Company has only one reportable segment, BioOil Power Generation. The BioOil Power Generation segment relates to the biomass-to-energy technology. Substantially all of the Company’s assets and the large majority of its operations are in Canada and are solely focused on the development and commercialization of its technology. BioOil Power Generation is a biomass-to-energy technology that converts low value forest waste and agricultural by-products into BioOil for use in power generation or other industrial energy purposes.

All of the revenue and loss for the three month periods ended March 31, 2009 ($1,691,199) and March 31, 2008 ($1,432,819) is attributable to the BioOil segment.

13. SUBSEQUENT EVENTS

In June, 2009, the Company agreed to issue 18,756,605 common shares for total proceeds of $3,751,321 ($1,280,026 in cash, $500,000 from short-term debt due to a director of the Company and $1,971,295 in settlement of outstanding accounts payable), relating to a private placement commencing during the fourth quarter of 2008. The proceeds were received and the issuance of the related shares is expected to occur in July, 2009 after the Company’s statutory filings are brought up-to-date and a regulatory order restricting share issuances imposed on the Company on account of the late filings has been lifted.